MANAGEMENT'S DISCUSSION AND ANALYSIS    Exhibit 99.1

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and nine months ended September 30, 2025, as well as forward-looking information (see "About Forward-Looking Information") about future periods. This MD&A should be read in conjunction with our Third Quarter 2025 Interim Condensed Consolidated Financial Statements (Third Quarter 2025 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2024 Annual MD&A; our 2024 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR+ at sedarplus.ca or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Corporate Overview", and "Delivering on our Priorities" in our 2024 Annual MD&A.

References in this MD&A to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see "Shaw Transaction" in our 2023 Annual MD&A and our 2023 Annual Audited Consolidated Financial Statements.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at October 22, 2025 and was approved by RCI's Board of Directors (the Board) on that date.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2025, first quarter refers to the three months ended March 31, 2025, second quarter refers to the three months ended June 30, 2025, and year to date refers to the nine months ended September 30, 2025, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2024 or as at December 31, 2024, as applicable, unless otherwise indicated.

Xfinity marks and logos are trademarks of Comcast Corporation, used under license. ©2025 Comcast. Rogers trademarks in this MD&A are owned or used under licence by Rogers Communications Inc. or an affiliate. This MD&A may also include trademarks of other third parties. The trademarks referred to in this MD&A may be listed without the ™ symbols. ©2025 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and, following the July 2025 acquisition of a majority interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), MLSE. Effective July 2025, Today's Shopping Choice (TSC) was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

Rogers Communications Inc.	1	Third Quarter 2025

Where to find it

2	Strategic Highlights	26	Financial Risk Management
3	Financial Guidance	31	Commitments and Contractual Obligations
4	Quarterly Financial Highlights	31	Regulatory Developments
5	Summary of Consolidated Financial Results	32	Updates to Risks and Uncertainties
6	Results of our Reportable Segments	32	Material Accounting Policies and Estimates
12	Review of Consolidated Performance	33	Key Performance Indicators
15	Managing our Liquidity and Financial Resources	34	Non-GAAP and Other Financial Measures
23	Overview of Financial Position	38	Other Information
24	Financial Condition	40	About Forward-Looking Information

Strategic Highlights

The five objectives set out below guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Launched Rogers Satellite, providing Canadians with three times more geographic coverage than any other carrier.
•Turned on 5G service in 4,750 metres of tunnels in the Toronto Transit Commission subway system.
•Launched the Connected Robotics Living Lab with the federal government to advance 5G and AI research.

Deliver easy to use, reliable products and services
•Expanded next-generation WiFi 7 technology across Canada.
•Launched Rogers Xfinity StreamSaver, bringing three popular streaming apps together in one plan.
•Expanded Citytv+ direct-to-consumer on all major streaming platforms.

Be the first choice for Canadians
•More Canadians continue to choose Rogers Wireless and Internet over any other provider.
•Reached 14.1 million Canadians via Toronto Blue Jays Sportsnet broadcasts during the MLB regular season.
•Ranked the number one brand associated with the Toronto International Film Festival for the second consecutive year.

Be a strong national company investing in Canada
•Invested $964 million in capital expenditures, the majority of which was in our network.
•Announced a new slate of Canadian-made original programming for specialty networks HGTV and Food Network.
•Donated $1 million to the Rogers Charity Classic to support children's charities in Alberta.

Be the growth leader in our industry
•Grew total service revenue by 4%.
•Generated strong free cash flow of $829 million1 and cash flow from operating activities of $1,515 million.

MLSE Transaction
Effective July 1, 2025, after receiving all required regulatory and league approvals, we acquired Bell's 37.5% ownership stake in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a purchase price of $4.7 billion in cash (MLSE Transaction). The purchase price was primarily funded from bank credit facilities together with cash on hand (see "Managing our Liquidity and Financial Resources" for more information). With the closing of the MLSE Transaction, we are the largest owner of MLSE, with a 75% controlling interest. The holder (MLSE minority holder) of the 25% non-controlling interest in MLSE (MLSE non-controlling interest) has a right to require we purchase its interest beginning in July 2026 at an agreement-defined fair value (MLSE put liability); we have a reciprocal right to acquire the MLSE non-controlling interest under the same terms, which we expect to exercise.

We remain committed to unlocking what we view as the significant unrecognized value in our world-class sports assets. Purchasing the MLSE non-controlling interest would be a key step in consolidating value in these assets. MLSE owns the Toronto Maple Leafs (NHL), Toronto Raptors (NBA), Toronto FC (MLS), the Toronto Argonauts (CFL), various minor league teams, and associated real estate holdings, such as Scotiabank Arena. The MLSE Transaction added significantly to our other sports assets, including the Toronto Blue Jays, Rogers Centre, and Sportsnet. As a result of acquiring a majority interest in MLSE, we commenced consolidating 100% of MLSE's financial results in our Media reportable segment effective July 1, 2025.

1    Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure. This is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	2	Third Quarter 2025

We are evaluating multiple options for transactions that could unlock additional value for our shareholders from our sports assets. We expect any such transaction would be implemented in connection with acquiring 100% ownership of MLSE. These options could include, among others, selling a minority interest in some or all of our sports and other media assets to one or more third-party investors or consolidating these assets in a separate company we take public. Neither of these transaction options, nor any combination or other potential options, is currently being prioritized. We anticipate our final choice of transaction could occur within the next 18 months (see "About Forward-Looking Information" for more information).

Subsidiary Equity Investment
On April 4, 2025, we announced we had entered into a definitive agreement with funds managed by Blackstone, backed by leading Canadian institutional investors, for a US$4.85 billion ($6.7 billion) equity investment (the "network transaction"). On June 20, 2025, the network transaction closed and we received US$4.85 billion ($6.7 billion) from Blackstone.

Under the terms of the network transaction, Blackstone acquired a non-controlling interest in Backhaul Network Services Inc. (BNSI), a new Canadian subsidiary of Rogers that owns a minor part of our wireless network. We maintain full operational control of our network and we include the financial results of BNSI in our consolidated financial statements (see "Managing our Liquidity and Financial Resources - Non-controlling interest" for more information). We used the net proceeds from the network transaction to repay debt, including the remaining $700 million outstanding under our term loan facility, $1.8 billion outstanding under our revolving credit facility, and $1.1 billion and US$1.4 billion to pay the purchase price for our senior notes that we accepted for purchase pursuant to offers to purchase that expired on July 18, 2025 (see "Managing our Liquidity and Financial Resources - Cash tender offers" for more information). We expect to use the remaining proceeds to repay senior notes maturing in 2025.

Blackstone holds a 49.9% equity interest (with a 20% voting interest) in BNSI and we hold a 50.1% equity interest (with an 80% voting interest). Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in BNSI. The Blackstone investment is recognized as equity in our consolidated financial statements.

During the first five years of Blackstone's investment, BNSI will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and RCCI of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment. Including the impact of the subsidiary equity derivatives (see "Financial Risk Management" for more information), the effective cost to Rogers is approximately 6.26% over the first five years.

As a result of closing the network transaction, we made changes to certain non-GAAP measures and other specified financial measures in the second quarter (see "Non-GAAP and Other Financial Measures – Changes to specified financial measures", "Review of Consolidated Performance – Adjusted net income", and "Managing our Liquidity and Financial Resources – Free cash flow" for more information).

Financial Guidance

As a result of our focus on recognizing capital efficiencies, we are updating our full-year 2025 guidance ranges for capital expenditures and free cash flow from the ranges provided on July 23, 2025 and initially provided on January 30, 2025. We have not changed our guidance ranges for total service revenue or adjusted EBITDA. Our updated 2025 guidance ranges are as follows.

	2024	July 23, 2025			October 23, 2025
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1,2]			Guidance Ranges [1,2]

Total service revenue	18,066	Increase of 3%	to	5%	Increase of 3%	to	5%
Adjusted EBITDA	9,617	Increase of 0%	to	3%	Increase of 0%	to	3%
Capital expenditures [3]	4,041	Approximately 3,800			Approximately 3,700
Free cash flow	3,045	3,000	to	3,200	3,200	to	3,300
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2024 results.
2    Guidance ranges presented include the results of MLSE from and after the closing on July 1, 2025.
3    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.

The above table outlines guidance ranges for selected full-year 2025 consolidated financial metrics giving effect to the completion of the MLSE Transaction on July 1, 2025 and the network transaction on June 20, 2025. These guidance ranges take into consideration our current outlook and the 2024 results of each of Rogers and MLSE. Adjusted EBITDA guidance is unchanged due to the seasonality of MLSE's business, with the third quarter being the offseason for the Toronto Maple Leafs and the Toronto Raptors. Our estimated pro forma 2025 Media revenue and adjusted EBITDA including MLSE is approximately $4 billion and $0.25 billion, respectively. The purpose of this guidance is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2025 financial results for evaluating the

Rogers Communications Inc.	3	Third Quarter 2025

performance of our business including the completion of the MLSE Transaction. Our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this MD&A (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2025 guidance") and in our 2024 Annual MD&A and the related disclosure and information about various economic, competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 4% this quarter, primarily as a result of revenue growth in Media.

Wireless service revenue this quarter was in line with the prior year. Wireless equipment revenue increased by 9%, primarily as a result of higher device upgrades by existing customers.

Cable service revenue increased by 1% this quarter, primarily as a result of retail Internet subscriber growth and base management activity.

Media revenue increased by 26% this quarter, as a result of revenue from MLSE following the closing of the MLSE Transaction and the success of the Toronto Blue Jays, which resulted in higher attendance and game day revenues.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA decreased 1% this quarter and our adjusted EBITDA margin decreased by 260 basis points, primarily as a result of the seasonal results for MLSE, as both the Toronto Maple Leafs and the Toronto Raptors are in their offseasons in the third quarter.

Wireless adjusted EBITDA increased by 1%, primarily as a result of higher equipment margins. This gave rise to an adjusted EBITDA margin of 67%, up 60 basis points.

Cable adjusted EBITDA increased by 2% due to flowthrough of service revenue growth and ongoing cost efficiencies. This gave rise to an adjusted EBITDA margin of 58%, up 70 basis points.

Media adjusted EBITDA decreased by $61 million this quarter primarily due to the seasonal impact of MLSE.

Net income and adjusted net income
Adjusted net income decreased by 5% this quarter, primarily as a result of lower adjusted EBITDA. Net income increased by $5,282 million, primarily as a result of a $5 billion non-cash gain to recognize our existing interest in MLSE at fair value, which was required as a result of the MLSE Transaction.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $1,515 million (2024 - $1,893 million), which decreased as a result of higher net investment in net operating assets and liabilities and higher income taxes paid, net, and free cash flow of $829 million (2024 - $915 million), which decreased primarily as a result of higher cash income tax payments.

As at September 30, 2025, we had $6.4 billion of available liquidity2 (December 31, 2024 - $4.8 billion), reflecting $1.5 billion in cash and cash equivalents and $4.9 billion available under our bank and other credit facilities.

As a result of the MLSE Transaction closing this quarter, our debt leverage ratio2 has increased to 3.9 as at September 30, 2025. This has been calculated on an adjusted basis to include trailing 12-month adjusted EBITDA of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period. If calculated on an as reported basis without the foregoing adjustment, our debt leverage ratio2 as at September 30, 2025 was 4.0 (December 31, 2024 - 4.5). See "Financial Condition" for more information.

We also returned $270 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on October 22, 2025.

2    Available liquidity and debt leverage ratio are capital management measures. Pro forma debt leverage ratio is a non-GAAP ratio. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and is a component of pro forma debt leverage ratio. See "Non-GAAP and Other Financial Measures" for more information about these measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Financial Condition" for a reconciliation of available liquidity.

Rogers Communications Inc.	4	Third Quarter 2025

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Wireless	2,661	2,620	2		7,745	7,614	2
Cable	1,981	1,970	1		5,884	5,893	—
Media	753	597	26		2,052	1,695	21
Corporate items and intercompany eliminations	(47)	(58)	(19)		(141)	(79)	78
Revenue	5,348	5,129	4		15,540	15,123	3
Total service revenue [1]	4,739	4,567	4		13,854	13,523	2

Adjusted EBITDA
Wireless	1,374	1,365	1		3,990	3,945	1
Cable	1,153	1,133	2		3,408	3,349	2
Media	75	136	(45)		20	33	(39)
Corporate items and intercompany eliminations	(87)	(89)	(2)		(287)	(243)	18
Adjusted EBITDA [2]	2,515	2,545	(1)		7,131	7,084	1
Adjusted EBITDA margin [2]	47.0%	49.6%	(2.6	pts)	45.9%	46.8%	(0.9	pts)

Net income	5,808	526	n/m		6,236	1,176	n/m
Net income attributable to RCI shareholders	5,754	526	n/m		6,191	1,176	n/m
Earnings per share attributable to RCI shareholders:
Basic	$10.66	$0.99	n/m		$11.49	$2.21	n/m
Diluted	$10.62	$0.98	n/m		$11.46	$2.19	n/m

Adjusted net income [2]	726	762	(5)		1,901	1,925	(1)
Adjusted net income attributable to RCI shareholders [2]	740	762	(3)		1,903	1,925	(1)
Adjusted earnings per share attributable to RCI shareholders [2]:
Basic	$1.37	$1.43	(4)		$3.53	$3.61	(2)
Diluted	$1.37	$1.42	(4)		$3.52	$3.59	(2)

Capital expenditures	964	977	(1)		2,773	3,034	(9)
Cash provided by operating activities	1,515	1,893	(20)		4,407	4,545	(3)
Free cash flow	829	915	(9)		2,340	2,167	8
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA is a total of segments measure. Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share attributable to RCI shareholders are non-GAAP ratios. Adjusted net income and adjusted net income attributable to RCI shareholders (a component of adjusted basic and adjusted diluted earnings per share) are non-GAAP financial measures. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	5	Third Quarter 2025

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Service revenue from external customers	2,029	2,038	—		6,004	6,003	—
Service revenue from internal customers	30	28	7		80	47	70
Service revenue	2,059	2,066	—		6,084	6,050	1
Equipment revenue from external customers	602	554	9		1,661	1,564	6
Revenue	2,661	2,620	2		7,745	7,614	2

Operating costs
Cost of equipment	569	545	4		1,605	1,576	2
Other operating costs	718	710	1		2,150	2,093	3
Operating costs	1,287	1,255	3		3,755	3,669	2

Adjusted EBITDA	1,374	1,365	1		3,990	3,945	1

Adjusted EBITDA margin [1]	66.7%	66.1%	0.6	pts	65.6%	65.2%	0.4	pts
Capital expenditures	367	350	5		1,139	1,150	(1)
1    Calculated using service revenue.

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn and mobile phone ARPU)	2025	2024	Chg		2025	2024	Chg

Postpaid mobile phone
Gross additions	385	459	(74)		1,084	1,353	(269)
Net additions	62	101	(39)		108	311	(203)
Total postpaid mobile phone subscribers [2,3]	10,961	10,699	262		10,961	10,699	262
Churn (monthly)	0.99%	1.12%	(0.13	pts)	1.00%	1.10%	(0.10	pts)
Prepaid mobile phone
Gross additions	149	185	(36)		416	417	(1)
Net additions	49	93	(44)		98	106	(8)
Total prepaid mobile phone subscribers [2,3]	1,205	1,161	44		1,205	1,161	44
Churn (monthly)	2.86%	2.80%	0.06	pts	3.14%	3.29%	(0.15	pts)
Mobile phone ARPU (monthly) [4]	$56.70	$58.57	($1.87)		$56.40	$57.95	($1.55)
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3 Effective April 1, 2025, and on a prospective basis, we adjusted our mobile phone subscriber bases to add 96,000 postpaid subscribers and 5,000 prepaid subscribers associated with the completion of the migration of customers from brands we had previously stopped selling. We believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our mobile phone business.
Further, during the third quarter, 11,000 postpaid mobile phone and 4,000 prepaid mobile phone customers impacted by the ongoing decommissioning of our 3G network have been excluded from our customer base and churn metrics above.
4    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
Service revenue this quarter was in line with the prior year. The 1% increase in service revenue year to date was primarily a result of continued growth in our subscriber base.

The decreases in mobile phone ARPU this quarter and year to date were a result of ongoing competitive intensity in a slowing market.

Rogers Communications Inc.	6	Third Quarter 2025

The decreases in gross and net additions this quarter and year to date were a result of a less active market, slowing population growth as a result of changes to government immigration policies, and our focus on attracting subscribers to our premium 5G Rogers brand.

Equipment revenue
The 9% increase in equipment revenue this quarter and 6% increase year to date were primarily a result of:
•higher device upgrades by existing customers; and
•a continued shift in the product mix towards higher-value devices; partially offset by
•a decrease in new subscribers purchasing devices due to lower gross additions.

Operating costs
Cost of equipment
The 4% increase in the cost of equipment this quarter and 2% increase year to date were a result of the equipment revenue changes discussed above.

Other operating costs
The 1% increase in other operating costs this quarter and 3% increase year to date were a result of:
•higher service costs; and
•costs associated with the launch of our new satellite-to-mobile product offering.

Adjusted EBITDA
The 1% increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	7	Third Quarter 2025

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue
Service revenue from external customers	1,957	1,930	1		5,808	5,800	—
Service revenue from internal customers	17	32	(47)		51	57	(11)
Service revenue	1,974	1,962	1		5,859	5,857	—
Equipment revenue from external customers	7	8	(13)		25	36	(31)
Revenue	1,981	1,970	1		5,884	5,893	—

Operating costs	828	837	(1)		2,476	2,544	(3)

Adjusted EBITDA	1,153	1,133	2		3,408	3,349	2

Adjusted EBITDA margin	58.2%	57.5%	0.7	pts	57.9%	56.8%	1.1	pts
Capital expenditures	477	511	(7)		1,327	1,500	(12)

Cable Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except ARPA and penetration)	2025	2024	Chg		2025	2024	Chg

Homes passed [2]	10,438	10,145	293		10,438	10,145	293
Customer relationships
Net additions	20	13	7		40	33	7
Total customer relationships [2,3]	4,845	4,669	176		4,845	4,669	176
ARPA (monthly) [4]	$136.05	$140.36	($4.31)		$136.47	$140.05	($3.58)

Penetration [2]	46.4%	46.0%	0.4	pts	46.4%	46.0%	0.4	pts

Retail Internet
Net additions	29	33	(4)		78	85	(7)
Total retail Internet subscribers [2,3]	4,475	4,247	228		4,475	4,247	228
Video
Net losses	(36)	(39)	3		(93)	(99)	6
Total Video subscribers [2]	2,524	2,652	(128)		2,524	2,652	(128)
Home Monitoring
Net additions	7	19	(12)		15	31	(16)
Total Home Monitoring subscribers [2]	148	120	28		148	120	28
Home Phone
Net losses	(31)	(29)	(2)		(86)	(95)	9
Total Home Phone subscribers [2]	1,421	1,534	(113)		1,421	1,534	(113)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Effective April 1, 2025, and on a prospective basis, we added 122,000 customer relationships and 124,000 retail Internet subscribers to reflect the completion of the migration of subscribers from legacy Fido Internet plans that we had previously removed when we stopped selling new plans for this service. Given this, we believe this adjustment more meaningfully reflects the underlying organic subscriber performance of our retail Internet business.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 1% increase in service revenue this quarter was a result of:
•retail Internet subscriber growth; and
•base management activity; partially offset by
•declines in our Home Phone and Video subscriber bases.

Service revenue year to date was in line with the prior year.

Rogers Communications Inc.	8	Third Quarter 2025

Operating costs
The 1% decrease in operating costs this quarter and 3% decrease year to date were a result of:
•ongoing cost efficiency initiatives; partially offset by
•increased costs associated with marketing and advertising activities.

Adjusted EBITDA
The 2% increases in adjusted EBITDA this quarter and year to date were a result of the service revenue and expense changes discussed above.

Other Cable Developments
During the third quarter, we announced we had entered into a definitive agreement to sell our customer-facing data centre business to InfraRed Capital Partners. The transaction does not include our corporate data centres used for our own network and IT purposes. The sale is expected to close in the fourth quarter. The assets and liabilities related to the data centre business have been reclassified as "assets held for sale" and "liabilities associated with assets held for sale" on our interim condensed consolidated statement of financial position.

Rogers Communications Inc.	9	Third Quarter 2025

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2025	2024	% Chg		2025	2024	% Chg

Revenue from external customers	678	530	28		1,820	1,493	22
Revenue from internal customers	75	67	12		232	202	15
Revenue	753	597	26		2,052	1,695	21

Operating costs	678	461	47		2,032	1,662	22

Adjusted EBITDA	75	136	(45)		20	33	(39)

Adjusted EBITDA margin	10.0%	22.8%	(12.8	pts)	1.0%	1.9%	(0.9	pts)
Capital expenditures	75	36	108		136	202	(33)

Revenue
The 26% increase in revenue this quarter and 21% increase year to date were a result of:
•revenue from MLSE following the MLSE Transaction;
•higher sports-related revenue due to higher Toronto Blue Jays revenue; and
•higher advertising and subscriber revenue related to the launch of the Warner Bros. Discovery suite of channels.

Operating costs
The 47% increase in operating costs this quarter and 22% increase year to date were a result of:
•costs incurred by MLSE following the MLSE Transaction;
•higher programming costs, including those related to the launch of the Warner Bros. Discovery suite of channels, and higher production costs; and
•higher Toronto Blue Jays expenses, including player payroll and game day-related costs.

Adjusted EBITDA
The decreases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2025

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2025	2024	% Chg		2025	2024	% Chg

Wireless	367	350	5		1,139	1,150	(1)
Cable	477	511	(7)		1,327	1,500	(12)
Media	75	36	108		136	202	(33)
Corporate	45	80	(44)		171	182	(6)

Capital expenditures [1]	964	977	(1)		2,773	3,034	(9)

Capital intensity [2]	18.0%	19.0%	(1.0	pts)	17.8%	20.1%	(2.3	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. We continue to expand the reach and capacity of our 5G network (the largest 5G network in Canada as at September 30, 2025) across the country. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we are expanding our network footprint to reach more homes and businesses, including in rural, remote, and Indigenous communities.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The increase in capital expenditures in Wireless this quarter was due to the timing of investments made to upgrade and expand our wireless network. The decrease in capital expenditures year to date was due to the recognition of capital efficiencies. We continue to make investments in our network development and 5G deployment to expand our wireless network. The ongoing deployment of 3500 MHz spectrum and the commencement of 3800 MHz spectrum deployment continue to augment the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The decreases in capital expenditures in Cable this quarter and year to date were a result of prioritizing our capital investments and striving to recognize capital efficiencies. Capital expenditures reflect continued investments in our infrastructure, including additional fibre deployments to increase our FTTH distribution. These investments incorporate the latest technologies to help deliver more bandwidth and an enhanced customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, offering increased network resilience, stability, and faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of ongoing investments made to revitalize Scotiabank Arena. The decrease year to date was a result of lower Toronto Blue Jays stadium infrastructure-related expenditures associated with the Rogers Centre modernization project, and lower broadcast and digital infrastructures expenditures.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of the revenue and capital expenditure changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2025

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,515	2,545	(1)	7,131	7,084	1
Deduct (add):
Depreciation and amortization	1,230	1,157	6	3,580	3,442	4
Restructuring, acquisition and other	51	91	(44)	416	323	29
Finance costs	252	568	(56)	1,459	1,724	(15)
Other (income) expense	(5,038)	2	n/m	(5,045)	5	n/m
Income tax expense	212	201	5	485	414	17

Net income	5,808	526	n/m	6,236	1,176	n/m

Depreciation and amortization

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Depreciation of property, plant and equipment	971	923	5	2,835	2,731	4
Depreciation of right-of-use assets	117	97	21	328	304	8
Amortization	142	137	4	417	407	2

Total depreciation and amortization	1,230	1,157	6	3,580	3,442	4

Restructuring, acquisition and other

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Restructuring, acquisition and other excluding Shaw Transaction-related costs	35	54	338	232
Shaw Transaction-related costs	16	37	78	91

Total restructuring, acquisition and other	51	91	416	323

The restructuring, acquisition and other costs excluding Shaw Transaction-related costs in the third quarters of 2024 and 2025 include severance and other departure-related costs associated with the targeted restructuring of our employee base, costs related to closing the MLSE Transaction, and costs related to real estate rationalization programs. In 2025, the year to date costs also include expenses directly related to completing the network transaction and an unfavourable regulatory decision related to retransmission of distant signals (see "Regulatory Developments" for more information).

The Shaw Transaction-related costs in 2024 and 2025 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

Rogers Communications Inc.	12	Third Quarter 2025

Finance costs

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Interest on borrowings, net [1]	481	505	(5)	1,480	1,525	(3)
Interest on lease liabilities	37	34	9	109	103	6
Interest on post-employment benefits	(1)	(1)	—	(4)	(3)	33
Gain on redemption of long-term debt [2]	(151)	—	—	(151)	—	n/m
Loss (gain) on foreign exchange	43	(32)	n/m	(43)	107	n/m
Change in fair value of derivative instruments	(62)	28	n/m	10	(94)	n/m
Change in fair value of subsidiary equity derivative instruments [3]	(134)	—	n/m	(41)	—	n/m
Capitalized interest	(7)	(8)	(13)	(24)	(30)	(20)
Deferred transaction costs and other	46	42	10	123	116	6

Total finance costs	252	568	(56)	1,459	1,724	(15)
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the net gain on the redemption of long-term debt purchased in the third quarter (see "Managing our Liquidity and Financial Resources" for more information).
3    Reflects the change in fair value of derivatives entered into related to our subsidiary equity investment (see "Financial Risk Management" for more information). This amount is removed from the calculation of adjusted net income and adjusted net income attributable to RCI shareholders (see below).

Other income
The other income this quarter and year to date primarily reflects a $5 billion non-cash gain to recognize our existing interest in MLSE at fair value, which was required as a result of the MLSE Transaction.

Income tax expense

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rates)	2025	2024	2025	2024

Statutory income tax rate	26.2%	26.2%	26.2%	26.2%
Income before income tax expense	6,020	727	6,721	1,590
Computed income tax expense	1,577	190	1,761	417
Increase (decrease) in income tax expense resulting from:
Non-taxable gain on revaluation of MLSE investment	(1,314)	—	(1,314)	—
Non-deductible (taxable) stock-based compensation	7	4	6	(6)
Non-(taxable) deductible portion of equity (income) losses	(4)	—	(3)	1
Non-(taxable) deductible portion of capital (gains) losses	(31)	—	13	—
Unrealized capital losses for which no deferred tax asset is recognized	4	—	49	—
Recognition of previously unrecognized capital loss carryforwards	(10)	—	(10)	—
Other items	(17)	7	(17)	2

Total income tax expense	212	201	485	414

Effective income tax rate	3.5%	27.6%	7.2%	26.0%
Cash income taxes paid	234	156	548	388

Cash income taxes paid increased this quarter and year to date due to an increase in taxable income and the timing of installments.

Rogers Communications Inc.	13	Third Quarter 2025

Net income

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2025	2024	% Chg	2025	2024	% Chg

Net income	5,808	526	n/m	6,236	1,176	n/m
Net income attributable to RCI shareholders	5,754	526	n/m	6,191	1,176	n/m
Basic earnings per share attributable to RCI shareholders	$10.66	$0.99	n/m	$11.49	$2.21	n/m
Diluted earnings per share attributable to RCI shareholders	$10.62	$0.98	n/m	$11.46	$2.19	n/m

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,515	2,545	(1)	7,131	7,084	1
Deduct:
Depreciation and amortization [1]	1,020	930	10	2,929	2,753	6
Finance costs [2]	537	568	(5)	1,651	1,724	(4)
Other (income) expense [3]	(22)	2	n/m	(29)	5	n/m
Income tax expense [4]	254	283	(10)	679	677	—

Adjusted net income	726	762	(5)	1,901	1,925	(1)
Adjusted net income attributable to RCI shareholders	740	762	(3)	1,903	1,925	(1)

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.37	$1.43	(4)	$3.53	$3.61	(2)
Diluted	$1.37	$1.42	(4)	$3.52	$3.59	(2)
1    Depreciation and amortization excludes depreciation and amortization on the fair value increment recognized on acquisition of Shaw Transaction-related property, plant and equipment and intangible assets. For purposes of calculating adjusted net income, we believe the magnitude of this depreciation and amortization, which was significantly affected by the size of the Shaw Transaction, may have no correlation to our current and ongoing operating results and affects comparability between certain periods. Depreciation and amortization excludes depreciation and amortization on Shaw Transaction-related property, plant and equipment and intangible assets for the three and nine months ended September 30, 2025 of $210 million and $651 million (2024 - $227 million and $689 million). Adjusted net income includes depreciation and amortization on the acquired Shaw property, plant and equipment and intangible assets based on Shaw's historical cost and depreciation policies.
2 Finance costs exclude the $151 million gain on repayment of long-term debt for the three and nine months ended September 30, 2025. Finance costs also exclude the $134 million and $41 million change in fair value of subsidiary equity derivative instruments for the three and nine months ended September 30, 2025. Effective the second quarter of 2025 and as a result of closing the network transaction, we believe removing this amount more accurately reflects our ongoing operational results as these derivative instruments economically hedge the foreign exchange impacts of the network transaction but they are not eligible to be accounted for as hedges in accordance with IFRS. See "Financial Risk Management - Subsidiary equity derivatives" for more details on these derivative instruments.
3    Other income excludes a $5,016 million gain on revaluation of our existing investment in MLSE as a result of the MLSE Transaction.
4    Income tax expense excludes recoveries of $42 million and $194 million (2024 - recoveries of $82 million and $263 million) for the three and nine months ended September 30, 2025 related to the income tax impact for adjusted items.

Effective the second quarter of 2025, as a result of the closing of the network transaction, we introduced a new non-GAAP measure - adjusted net income attributable to RCI shareholders. In addition to the adjustments applied to net income to calculate adjusted net income, adjusted net income attributable to RCI shareholders further adjusts net income attributable to RCI shareholders by removing the impacts of foreign exchange revaluation within BNSI as the subsidiary equity derivatives we have entered into economically and effectively hedge our foreign exchange exposures arising from the investment.

Rogers Communications Inc.	14	Third Quarter 2025

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	2,425	2,442	6,732	6,764
Change in net operating assets and liabilities	(133)	200	(244)	(209)
Income taxes paid	(234)	(156)	(548)	(388)
Interest paid, net	(543)	(593)	(1,533)	(1,622)

Cash provided by operating activities	1,515	1,893	4,407	4,545

Investing activities:
Capital expenditures	(964)	(977)	(2,773)	(3,034)
Additions to program rights	(21)	(33)	(69)	(56)
Changes in non-cash working capital related to capital expenditures and intangible assets	(51)	(70)	(107)	(31)
Acquisitions and other strategic transactions, net of cash acquired	(4,499)	—	(4,499)	(475)
Other	(3)	(1)	5	11

Cash used in investing activities	(5,538)	(1,081)	(7,443)	(3,585)

Financing activities:
Net proceeds received from (repayment of) short-term borrowings	1,972	(142)	636	1,119
Net (repayment) issuance of long-term debt	(2,928)	18	(2,504)	(1,108)
Net (payments) proceeds on settlement of debt derivatives and subsidiary equity derivatives	(37)	(25)	40	(3)
Transaction costs incurred	(4)	—	(103)	(46)
Principal payments of lease liabilities	(147)	(127)	(414)	(358)
Dividends paid to RCI shareholders	(270)	(186)	(643)	(558)
Distributions paid by subsidiaries to non-controlling interests	(14)	—	(14)	—
Issuance of subsidiary shares to non-controlling interest	—	—	6,656	—
Other	—	1	(4)	(4)

Cash (used in) provided by financing activities	(1,428)	(461)	3,650	(958)

Change in cash and cash equivalents	(5,451)	351	614	2
Cash and cash equivalents, beginning of period	6,963	451	898	800

Cash and cash equivalents, end of period	1,512	802	1,512	802

Operating activities
Cash provided by operating activities increased this quarter and year to date primarily as a result of higher net investment in net operating assets and liabilities, in part due to the seasonal impact of MLSE, and higher income taxes paid, net.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $964 million and $2,773 million (2024 - $977 million and $3,034 million) on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Acquisitions and other strategic transactions
This quarter, we paid $4.5 billion, net of cash acquired, to acquire Bell's 37.5% ownership stake in MLSE.

Rogers Communications Inc.	15	Third Quarter 2025

Financing activities
During the quarter and year to date, we paid net amounts of $997 million and $1,931 million (2024 - paid $149 million and $38 million) on our short-term borrowings, long-term debt, and related derivatives, including transaction costs. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments. We also closed the network transaction in June 2025 and received US$4.85 billion ($6.7 billion) in cash from Blackstone.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our US dollar-denominated commercial paper (US CP) program, and our non-revolving credit facilities. Below is a summary of our short-term borrowings as at September 30, 2025 and December 31, 2024.

	As at September 30	As at December 31
(In millions of dollars)	2025	2024

Receivables securitization program	1,600	2,000
US commercial paper program (net of the discount on issuance)	—	452
Non-revolving credit facility borrowings (net of the discount on issuance)	2,013	507

Total short-term borrowings	3,613	2,959

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2025 and 2024.

		Three months ended September 30, 2025			Nine months ended September 30, 2025
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Repayment of receivables securitization			—			(400)
Net repayment of receivables securitization			—			(400)

Proceeds received from US commercial paper	218	1.376	300	517	1.410	729
Repayment of US commercial paper	(219)	1.365	(299)	(835)	1.413	(1,180)
Net proceeds received from (repayment of) US commercial paper			1			(451)

Proceeds received from non-revolving credit facilities (US$) [1]	4,352	1.375	5,982	5,397	1.386	7,479
Repayment of non-revolving credit facilities (US$)	(2,906)	1.380	(4,011)	(4,303)	1.393	(5,992)
Net proceeds received from non-revolving credit facilities			1,971			1,487

Net proceeds received from short-term borrowings			1,972			636
1    Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	16	Third Quarter 2025

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			—			800
Net proceeds received from receivables securitization			—			800

Proceeds received from US commercial paper	120	1.367	164	1,402	1.355	1,900
Repayment of US commercial paper	(220)	1.364	(300)	(1,525)	1.360	(2,074)
Net repayment of US commercial paper			(136)			(174)

Proceeds received from non-revolving credit facilities (US$) [1]	1,275	1.366	1,742	1,829	1.364	2,495
Repayment of non-revolving credit facilities (US$) [1]	(1,279)	1.367	(1,748)	(1,464)	1.367	(2,002)
Net (repayment of) proceeds received from non-revolving credit facilities			(6)			493

Net (repayment of) proceeds received from short-term borrowings			(142)			1,119
1    Borrowings under our non-revolving facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

In March 2024, we borrowed US$185 million ($250 million) under our $500 million non-revolving credit facility. In April 2024, we borrowed an additional US$184 million ($250 million). In April 2025, we repaid the outstanding balance of US$349 million ($500 million) and terminated the facility. The related debt derivatives were also settled concurrently.

Concurrent with our US CP issuances and US dollar-denominated borrowings under our credit facilities, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

Rogers Communications Inc.	17	Third Quarter 2025

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2025 and 2024.

		Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			134			196
Credit facility borrowings (US$)	1,325	1.367	1,811	1,325	1.367	1,811
Total credit facility borrowings			1,945			2,007

Credit facility repayments (US$)	(1,325)	1.361	(1,803)	(1,325)	1.361	(1,803)
Total credit facility repayments			(1,803)			(1,803)

Net borrowings under credit facilities			142			204

Term loan facility net borrowings (US$) [1]	—	—	—	1	n/m	6
Term loan facility net repayments (US$) [1]	—	—	—	(697)	1.380	(962)
Net repayments under term loan facility			—			(956)

Senior note repayments (Cdn$)			(1,147)			(2,397)
Senior note repayments (US$)	(1,412)	1.362	(1,923)	(2,412)	1.394	(3,362)
Total senior notes repayments			(3,070)			(5,759)

Net repayment of senior notes			(3,070)			(5,759)

Subordinated note issuances (Cdn$)			—			1,000
Subordinated note issuances (US$)	—	—	—	2,100	1.432	3,007
Total issuances of subordinated notes			—			4,007

Net repayment of long-term debt			(2,928)			(2,504)
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Term loan facility net borrowings (US$) [1]	8	n/m	18	8	n/m	18
Term loan facility net repayments (US$) [1]	—	—	—	(2,512)	1.351	(3,393)
Net borrowings (repayments) under term loan facility			18			(3,375)

Senior note issuances (US$)	—	—	—	2,500	1.347	3,367
Senior note repayments (Cdn$)			—			(1,100)
Net issuance of senior notes			—			2,267

Net issuance (repayment) of long-term debt			18			(1,108)
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Rogers Communications Inc.	18	Third Quarter 2025

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Long-term debt, beginning of period	40,852	40,585	41,896	40,855
Net (repayment) issuance of long-term debt	(2,928)	18	(2,504)	(1,108)
Discount on principal amount of senior notes repurchased in connection with tender offer	(504)	—	(504)	—
Increase in government grant liability related to Canada Infrastructure Bank facility	(5)	—	(43)	—
Long-term debt acquired through the MLSE Transaction	298	—	298	—
Loss (gain) on foreign exchange	447	(344)	(951)	495
Deferred transaction costs derecognized (incurred)	131	—	31	(53)
Amortization of deferred transaction costs	31	35	99	105

Long-term debt, end of period	38,322	40,294	38,322	40,294

In September 2025, we amended the terms of our $4 billion revolving credit facility to, among other things, extend the maturity date of the $3 billion tranche to September 2030, from April 2029, and the $1 billion tranche to September 30, 2028, from April 2027.

In June 2025, we repaid the $1 billion outstanding under the April 2026 tranche of the term loan and terminated the facility.

In connection with the network transaction, we paid an aggregate of approximately $30 million to the consenting holders of our outstanding senior notes for their consent to certain clarifying amendments to the indentures governing those securities concurrently with the closing of the network transaction plus approximately $18 million of other directly attributable transaction costs. These costs are being amortized into finance costs over the remaining terms of the underlying notes using the effective interest method.

In July 2025, to partially fund the MLSE Transaction, we borrowed US$1.3 billion ($1.8 billion) under our revolving credit facility (which was subsequently repaid using the proceeds from the network transaction) and US$1.5 billion ($2 billion) under two new $1 billion non-revolving credit facilities that mature in July 2026 (the borrowings under which are recognized within "short-term borrowings" on our consolidated statement of financial position).

Through the MLSE Transaction, we acquired MLSE's revolving and non-revolving credit facilities. The revolving credit facility has a borrowing limit of $260 million and matures in June 2028. During the quarter, we borrowed $125 million under the MLSE revolving credit facility. The non-revolving credit facility has a borrowing limit of $300 million, is fully drawn (reflected in "Long-term debt acquired through the MLSE Transaction" in the table above), and matures in June 2028. MLSE had entered into an interest rate swap to convert the floating interest rate on the borrowings under the non-revolving credit facility to a fixed interest rate (see "Financial Risk Management" for more information). Both of MLSE's credit facilities are secured by a first charge on Scotiabank Arena and all personal property of MLSE, subject to certain exceptions.

Rogers Communications Inc.	19	Third Quarter 2025

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued during the three and nine months ended September 30, 2025 and 2024.

(In millions of dollars, except interest rates and discounts)					Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	100.000%	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	100.000%	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	99.983%	1,000	11

2024 issuances
February 9, 2024 (senior)	US	1,250	2029	5.000%	99.714%	1,684	20
February 9, 2024 (senior)	US	1,250	2034	5.300%	99.119%	1,683	30
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
•US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances. We used the proceeds to repay debt and to fund a portion of the MLSE Transaction.

The US$1.1 billion and the Cdn$1 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$1 billion notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

2024
In February 2024, we issued senior notes with an aggregate principal amount of US$2.5 billion, consisting of US$1.25 billion of 5.00% senior notes due 2029 and US$1.25 billion of 5.30% senior notes due 2034. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$2.46 billion ($3.32 billion). We used the proceeds from this issuance to repay $3.4 billion of our term loan facility such that only $1 billion remained outstanding under the April 2026 tranche.

Repayment of senior notes and related derivative settlements
2025
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives. In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

This quarter, we purchased $1,205 million principal amount of our Canadian dollar-denominated senior notes and US$1,738 million principal amount of our US dollar-denominated senior notes, paying the note holders $1,147 million and US$1,411 million, respectively, plus accrued interest, for the purchase of those senior notes. In connection with our purchase of the US-dollar denominated senior notes, we also partially settled the associated debt derivatives. See "Financial Risk Management" for more information.

2024
In January 2024, we repaid the entire outstanding principal of our $500 million 4.35% senior notes at maturity. In March 2024, we repaid the entire outstanding principal of our $600 million 4.00% senior notes at maturity. There were no derivatives associated with these senior notes.

Rogers Communications Inc.	20	Third Quarter 2025

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2025 and 2024. On July 22, 2025, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on October 3, 2025, to shareholders of record on September 8, 2025.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	—	270	—
July 22, 2025	September 8, 2025	October 3, 2025	0.50	270	—	270	—

January 31, 2024	March 11, 2024	April 3, 2024	0.50	183	83	266	1,552
April 23, 2024	June 10, 2024	July 5, 2024	0.50	185	81	266	1,651
July 23, 2024	September 9, 2024	October 3, 2024	0.50	181	86	267	1,633
October 23, 2024	December 9, 2024	January 3, 2025	0.50	185	84	269	1,943
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan.

Non-controlling interest
On June 20, 2025, through the network transaction, we sold a 49.9% equity interest, representing a 20% voting interest, in a subsidiary (BNSI) that owns a portion of our wireless backhaul transport infrastructure to Blackstone for US$4.85 billion ($6.7 billion). We control BNSI and have therefore included its results in our consolidated financial statements. Provided our debt leverage ratio is not greater than 3.25x, at any time between the eighth and twelfth anniversaries of closing, we will have the right to purchase Blackstone's interest in BNSI for a cash purchase price based on the lesser of a multiple of BNSI's EBITDA (calculated in accordance with the BNSI shareholder agreement) and an amount necessary to provide Blackstone with an 8% annual rate of return, subject to a pre-agreed floor and after considering distributions previously made to Blackstone. Blackstone does not have a right to require Rogers to repurchase or redeem its shares.

BNSI is the exclusive provider to Rogers of backhaul services for cellular data transmission in Ontario and Alberta, subject to certain exceptions. RCI has entered into a long-term backhaul services agreement with BNSI (for an initial term of 25 years and subject to renewal) under which it will pay fees to BNSI for cellular data transmission, subject to an annual minimum payment and periodic price adjustments.

During the first five years of Blackstone's investment, BNSI will have a distribution policy to make quarterly pro rata cash distributions to Blackstone and RCCI of available cash in an amount that is intended to provide Blackstone with a 7% annual return on its US dollar investment. Except in certain circumstances, Rogers will be entitled to any excess cash above the target distribution threshold during this five-year period, which may be loaned to RCI. After the first five years of Blackstone's investment, all distributions of available cash by BNSI will be made on a pro rata basis to Blackstone and RCCI.

We have entered into derivative agreements in connection with the network transaction (see "Financial Risk Management" for more information).

Rogers Communications Inc.	21	Third Quarter 2025

Free cash flow

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2025	2024	% Chg	2025	2024	% Chg

Adjusted EBITDA	2,515	2,545	(1)	7,131	7,084	1
Deduct:
Capital expenditures [1]	964	977	(1)	2,773	3,034	(9)
Interest on borrowings, net and capitalized interest	474	497	(5)	1,456	1,495	(3)
Cash income taxes [2]	234	156	50	548	388	41
Distributions paid by subsidiaries to non-controlling interest	14	—	—	14	—	—

Free cash flow	829	915	(9)	2,340	2,167	8
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.

Free cash flow decreased this quarter, primarily as a result of higher cash income taxes. The year to date increase was primarily a result of lower capital expenditures.

As a result of closing the network transaction, in the second quarter, we amended our definition of free cash flow to deduct distributions paid to non-controlling interests to reflect the unavailability of this cash flow to repay debt or reinvest in our company. See "Non-controlling interest" above and "Strategic Highlights – Subsidiary Equity Investment" for more information on the network transaction.

Rogers Communications Inc.	22	Third Quarter 2025

Overview of Financial Position

	As at	As at
	September 30	December 31
(In millions of dollars)	2025	2024	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	1,512	898	614	68	See "Managing our Liquidity and Financial Resources".
Accounts receivable	5,590	5,478	112	2	Primarily reflects accounts receivable acquired as a result of the MLSE Transaction.
Inventories	481	641	(160)	(25)	Reflects a decrease in Wireless handset inventories.
Current portion of contract assets	157	171	(14)	(8)	n/m
Other current assets	1,298	849	449	53	Primarily reflects an increase in income taxes receivable and an increase in prepaid expenses related to our annual Wireless spectrum licence renewal fees and certain program rights.
Current portion of derivative instruments	166	336	(170)	(51)	Reflects the change in market values of certain debt and expenditure derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Assets held for sale	166	—	166	—	Reflects the reclassification of assets, including an allocation of goodwill, related to our customer-facing data centre business.
Total current assets	9,370	8,373	997	12

Property, plant and equipment	26,218	25,072	1,146	5	Primarily reflects the fair value of assets acquired as a result of the MLSE Transaction, partially offset by depreciation expense related to our asset base.
Intangible assets	28,868	17,858	11,010	62	Reflects the fair value of intangible assets acquired as a result of the MLSE Transaction.
Investments	1,169	615	554	90	Reflects the fair value of investments acquired as a result of the MLSE Transaction.
Derivative instruments	825	997	(172)	(17)	Reflects the change in market values of certain debt derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Financing receivables	1,055	1,189	(134)	(11)	Reflects lower financing receivables as a result of business seasonality.
Other long-term assets	1,864	1,027	837	81	Primarily reflects player-related deferred compensation assets (with a corresponding liability in other long-term liabilities).
Goodwill	20,246	16,280	3,966	24	Primarily reflects goodwill recognized as a result of the MLSE Transaction.

Total assets	89,615	71,411	18,204	25

Liabilities and equity
Current liabilities:
Short-term borrowings	3,613	2,959	654	22	See "Managing our Liquidity and Financial Resources".
Accounts payable and accrued liabilities	4,368	4,059	309	8	Reflects accounts payable and accrued liabilities acquired in the MLSE Transaction, partially offset by business seasonality.
Income tax payable	—	26	(26)	(100)	n/m
Other current liabilities	3,777	482	3,295	n/m	Reflects the recognition of the MLSE put liability (see "MLSE Transaction").
Contract liabilities	1,105	800	305	38	Reflects an increase in contract liabilities as a result of the MLSE Transaction.
Current portion of long-term debt	1,599	3,696	(2,097)	(57)
Primarily reflects the repayment at maturity of US$1 billion of senior notes in March 2025 and $1.25 billion of senior notes in April 2025, partially offset by the reclassification to current of $500 million of senior notes due September 2026.

Current portion of lease liabilities	612	587	25	4	n/m
Liabilities associated with assets held for sale	49	—	49	—	Reflects the reclassification of liabilities related to our customer-facing data centre business.
Total current liabilities	15,123	12,609	2,514	20

Provisions	58	61	(3)	(5)	n/m
Long-term debt	36,723	38,200	(1,477)	(4)
Primarily reflects the issuance of US$2.1 billion and $1 billion of subordinated notes in February 2025, partially offset by the $1 billion repayment of the term loan facility and the reclassification of $500 million of senior notes due in September 2026.

Lease liabilities	2,415	2,191	224	10	Reflects an increase in lease liabilities as a result of the MLSE Transaction.
Other long-term liabilities	2,243	1,666	577	35	Primarily reflects liabilities for certain player-related deferred compensation arrangements, including those acquired in the MLSE Transaction.
Deferred tax liabilities	9,423	6,281	3,142	50	Reflects deferred tax liabilities arising from the MLSE Transaction.
Total liabilities	65,985	61,008	4,977	8

Equity	23,630	10,403	13,227	127	Reflects the $6.7 billion received through the network transaction and changes in retained earnings and equity reserves.

Total liabilities and equity	89,615	71,411	18,204	25

Rogers Communications Inc.	23	Third Quarter 2025

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at September 30, 2025 and December 31, 2024.

As at September 30, 2025	Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)

Cash and cash equivalents	1,512	—	—	1,512
Bank credit facilities [1]:
Revolving	4,260	125	10	4,125
Non-revolving	2,300	2,300	—	—
Outstanding letters of credit	3	—	3	—
Receivables securitization [1]	2,400	1,600	—	800

Total	10,475	4,025	13	6,437
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

As at December 31, 2024	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	898	—	—	—	898
Bank credit facilities [2]:
Revolving	4,000	—	10	455	3,535
Non-revolving	500	500	—	—	—
Outstanding letters of credit	3	—	3	—	—
Receivables securitization [2]	2,400	2,000	—	—	400

Total	7,801	2,500	13	455	4,833
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. This quarter and year to date, we borrowed $9 million and $71 million under this facility.

Weighted average cost of borrowings
Our weighted average cost of all borrowings was 4.80% as at September 30, 2025 (December 31, 2024 - 4.61%) and our weighted average term to maturity was 8.7 years (December 31, 2024 - 9.8 years). These figures reflect the expected repayment of our subordinated notes on their respective at-par redemption dates.

Rogers Communications Inc.	24	Third Quarter 2025

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and to make capital structure-related decisions.

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2025	2024

Current portion of long-term debt	1,599	3,696
Long-term debt	36,723	38,200
Deferred transaction costs and discounts	826	951
	39,148	42,847
Add (deduct):
Adjustment of US dollar-denominated debt to hedged rate	(1,753)	(2,855)
Subordinated notes adjustment [1]	(3,484)	(1,540)
Short-term borrowings	3,613	2,959
Deferred government grant liability [2]	80	39
Current portion of lease liabilities	612	587
Lease liabilities	2,415	2,191
Cash and cash equivalents	(1,512)	(898)

Adjusted net debt [3]	39,119	43,330
Divided by: trailing 12-month adjusted EBITDA	9,664	9,617

Debt leverage ratio	4.0	4.5

Divided by: pro forma trailing 12-month adjusted EBITDA [3]	9,914

Pro forma debt leverage ratio	3.9
1    For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.
3    Adjusted net debt is a capital management measure. Pro forma trailing 12-month adjusted EBITDA is a non-GAAP financial measure and a component of pro forma debt leverage ratio. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Trailing 12-month adjusted EBITDA reflects the combined results of Rogers including MLSE for the period since the MLSE Transaction closed in July 2025 to September 2025 and standalone Rogers results prior to July 2025. To illustrate the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the trailing 12-month period, we have also disclosed a pro forma trailing 12-month adjusted EBITDA and pro forma debt leverage ratio. Pro forma adjusted EBITDA incorporates an amount representing the results of MLSE's adjusted EBITDA, adjusted to conform to Rogers' accounting policies, for the nine months beginning October 1, 2024.

These pro forma metrics are presented for illustrative purposes only and do not purport to reflect what the combined company's actual operating results or financial condition would have been had the MLSE Transaction occurred on the date indicated, nor do they purport to project our future financial position or operating results and should not be taken as representative of our future financial position or consolidated operating results.

As at June 30, 2025, we had met our earlier stated objective of returning our debt leverage ratio to approximately 3.5 within 36 months of the April 2023 closing of the Shaw Transaction. Subsequently, as a result of closing the MLSE Transaction, our debt leverage ratio increased. We intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable.

Rogers Communications Inc.	25	Third Quarter 2025

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at September 30, 2025.

Issuance	S&P Global Ratings Services	Moody's	DBRS Morningstar
Corporate credit issuer default rating	BBB- (stable)	Baa3 (stable)	BBB (low) (positive)
Senior unsecured debt	BBB- (stable)	Baa3 (stable)	BBB (low) (positive)
Subordinated debt	BB (stable)	Ba1/Ba2 (stable)	BB (low) (positive) [1]
US commercial paper	A-3	P-3	N/A [1]
1    We have not sought a rating from DBRS Morningstar for our subordinated debt issued before March 31, 2022 or for our short-term obligations.

Outstanding common shares

	As at September 30	As at December 31
	2025	2024

Common shares outstanding [1]
Class A Voting Shares	111,152,011	111,152,011
Class B Non-Voting Shares	429,073,267	424,949,191

Total common shares	540,225,278	536,101,202

Options to purchase Class B Non-Voting Shares
Outstanding options	11,766,094	9,707,847
Outstanding options exercisable	7,322,180	6,135,190
1    Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Class B Non-Voting Shares were issued as partial settlement of our quarterly dividends under the terms of our dividend reinvestment plan (see "Managing our Liquidity and Financial Resources" for more information).

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2024 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 90.2% of our outstanding debt, including short-term borrowings, as at September 30, 2025 (December 31, 2024 - 90.8%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	26	Third Quarter 2025

Credit facilities and US CP
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2025 and 2024.

		Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	5,677	1.373	7,793	9,825	1.394	13,695
Debt derivatives settled	4,231	1.374	5,814	9,427	1.396	13,156
Net cash received (paid) on settlement			13			(55)

US commercial paper program
Debt derivatives entered	218	1.376	300	517	1.410	729
Debt derivatives settled	218	1.367	298	831	1.414	1,175
Net cash paid on settlement			(3)			(1)

		Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	3,476	1.364	4,740	11,739	1.355	15,903
Debt derivatives settled	3,472	1.361	4,727	13,878	1.354	18,785
Net cash paid on settlement			(24)			(8)

US commercial paper program
Debt derivatives entered	120	1.367	164	1,401	1.355	1,899
Debt derivatives settled	218	1.367	298	1,514	1.361	2,060
Net cash (paid) received on settlement			(1)			5

As at September 30, 2025, we had US$1,446 million and nil notional amount of debt derivatives outstanding related to our credit facility borrowings and US CP program at average rates of $1.378/US$ and nil (December 31, 2024 - US$1,048 million and US$314 million at average rates of $1.439/US$ and $1.423/US$), respectively.

Through the MLSE Transaction, we acquired an interest rate swap MLSE had entered into to convert the $300 million of borrowings outstanding under its non-revolving credit facility (see "Managing our Liquidity and Financial Resources" for more information) from a floating rate to a fixed rate of 3.55%. The interest rate swap matures concurrently with the maturity of the non-revolving credit facility in June 2028. The interest rate swap has been designated as a hedge for accounting purposes.

Senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three and nine months ended September 30, 2025 and 2024.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432

2024 issuances
February 9, 2024	1,250	2029	5.000%	4.735%	1,684
February 9, 2024	1,250	2034	5.300%	5.107%	1,683
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

Rogers Communications Inc.	27	Third Quarter 2025

As at September 30, 2025, we had US$16,611 million (December 31, 2024 - US$17,250 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.289/US$ (December 31, 2024 - $1.272/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

In July 2025, in connection with the offers to repurchase certain of our US dollar-denominated senior notes, we partially settled the associated debt derivatives on the accepted senior notes.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	66	1.379	91	180	1.389	250
Debt derivatives settled	62	1.355	84	182	1.352	246

	Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	73	1.356	99	228	1.355	309
Debt derivatives settled	54	1.352	73	155	1.329	206

As at September 30, 2025, we had US$414 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2024 - US$416 million) with terms to maturity ranging from October 2025 to September 2028 (December 31, 2024 - January 2025 to December 2027) at an average rate of $1.365/US$ (December 31, 2024 - $1.349/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures. In 2025, as a result of the MLSE Transaction, we acquired expenditure derivatives and other foreign exchange options that had previously been entered into by MLSE. The other foreign exchange options are effective economic hedges against future US dollar-denominated expenditures; however, they cannot be designated as hedges for accounting purposes.

Below is a summary of the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30, 2025			Nine months ended September 30, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	60	1.313	78	1,235	1.362	1,682
Expenditure derivatives acquired	619	1.363	844	619	1.363	844
Expenditure derivatives settled	499	1.351	674	1,099	1.344	1,477

	Three months ended September 30, 2024			Nine months ended September 30, 2024
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	600	1.342	805	1,110	1.341	1,489
Expenditure derivatives settled	315	1.324	417	915	1.325	1,212

As at September 30, 2025, we had US$2,345 million notional amount of expenditure derivatives outstanding (December 31, 2024 - US$1,590 million) with terms to maturity ranging from October 2025 to June 2039 (December 31, 2024 - January 2025 to December 2026) at an average rate of $1.354/US$ (December 31, 2024 - $1.336/US$). Of the

Rogers Communications Inc.	28	Third Quarter 2025

US$1,235 million notional expenditure derivatives entered this year, US$305 million relates to a hedge of future Toronto Blue Jays player compensation at a rate of $1.30/US$ over the next 14 years.

In addition to the expenditure derivatives set forth in the tables above, we acquired other foreign exchange options with a maximum notional amount of US$1,078 million through the MLSE Transaction. These derivatives have not been designated as hedges for accounting purposes and changes in their fair values are recognized in "change in fair value of derivative instruments" in "finance costs".

This quarter, we settled US$24 million ($32 million) notional amount of other foreign exchange options, reflecting an exchange rate of $1.3175/US$, and US$120 million notional amount of other foreign exchange options expired unexercised.

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2025, we had equity derivatives outstanding for 4.5 million (December 31, 2024 - 6.0 million) Class B Non-Voting Shares with a weighted average price of $45.89 (December 31, 2024 - $53.27).

In April 2025, we settled 1.5 million equity derivatives at a weighted average price of $35.32 resulting in a net payment of $22 million on settlement. We also reset the pricing on 2.3 million existing equity derivatives, resulting in a net payment of $38 million. Finally, we executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2026 (from April 2025).

See "Mark-to-market value" for more information about our equity derivatives.

Subsidiary equity derivatives
We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. In May 2025, we entered into subsidiary equity derivatives for US$4.85 billion ($6.7 billion) that mature in 2033. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis.

See "Mark-to-market value" for more information about our subsidiary equity derivatives.

Cash settlements on debt derivatives and subsidiary equity derivatives
Below is a summary of the net payments on settlement of debt derivatives and subsidiary equity derivatives during the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except exchange rates)	2025	2024	2025	2024

Credit facilities	13	(24)	(55)	(8)
US commercial paper program	(3)	(1)	(1)	5
Senior and subordinated notes	(48)	—	47	—
Lease liabilities	—	—	5	—
Subsidiary equity derivatives	1	—	44	—

Net payments on settlement of debt derivatives and subsidiary equity derivatives	(37)	(25)	40	(3)

Rogers Communications Inc.	29	Third Quarter 2025

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at September 30, 2025
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	9,370	1.2463	11,678	895
As liabilities	7,655	1.3447	10,294	(677)
MLSE interest rate swap	—	—	300	(10)
Debt derivatives not accounted for as hedges:
As assets	1,446	1.3775	1,992	21
Net mark-to-market debt derivative asset				229
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,364	1.3294	1,813	48
As liabilities	981	1.3884	1,362	(17)
Net mark-to-market expenditure derivative asset				31
Expenditure derivatives not accounted for as hedges:
As liabilities	934	1.3383	1,250	(15)
Net mark-to-market expenditure derivative liability				(15)
Equity derivatives not accounted for as hedges:
As assets	—	—	81	26
As liabilities	—	—	125	(17)
Net mark-to-market equity derivative asset				9
Subsidiary equity derivatives not accounted for as hedges:
As assets	1,500	1.3833	2,075	11
As liabilities	3,350	1.3848	4,639	(14)
Net mark-to-market subsidiary equity derivative liability				(3)
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(5)
Net mark-to-market virtual power purchase agreement liability				(5)

Net mark-to-market asset				246

	As at December 31, 2024
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	11,116	1.2510	13,906	1,194
As liabilities	6,550	1.3127	8,598	(842)
Short-term debt derivatives not accounted for as hedges:
As assets	666	1.4282	951	7
As liabilities	696	1.4421	1,004	(2)
Net mark-to-market debt derivative asset				357
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,590	1.3362	2,125	132
Net mark-to-market expenditure derivative asset				132
Equity derivatives not accounted for as hedges:
As liabilities	—	—	320	(54)
Net mark-to-market equity derivative liability				(54)
Virtual power purchase agreement not accounted for as a hedge:
As liabilities	—	—	—	(10)
Net mark-to-market virtual power purchase agreement				(10)

Net mark-to-market asset				425

Rogers Communications Inc.	30	Third Quarter 2025

Commitments and Contractual Obligations

See our 2024 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements as at December 31, 2024. These are also discussed in notes 4, 19, and 30 of our 2024 Annual Audited Consolidated Financial Statements.

In April 2025, we renewed our agreement with the National Hockey League (NHL) for the national media rights to NHL games on all platforms in Canada through the 2037-38 season for a total committed spend of $11 billion over 12 years beginning in the 2026-27 season.

Further, as a result of entering into new contracts with various Toronto Blue Jays players in 2025, we have approximately US$700 million of incremental player contract commitments that will be settled over periods of up to the next 15 years.

As a result of the MLSE Transaction, we acquired MLSE's outstanding contractual commitments. The table below summarizes the acquired commitments for purchase obligations, which were not recognized as liabilities as at July 1, 2025.

(In millions of dollars)	Remainder of 2025	2026 and 2027	2028 and 2029	Thereafter	Total
Purchase obligations	17	25	4	—	46
Player contracts	184	603	392	80	1,259

Except for the above and as otherwise disclosed in this MD&A, as at September 30, 2025, there have been no other material changes to our material contractual obligations, as identified in our 2024 Annual MD&A, since December 31, 2024.

Regulatory Developments

See "Regulation in our Industry" in our 2024 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2025. The following are the relevant developments since that date.

Wholesale Internet Costing and Pricing
On March 27, 2025, the Supreme Court of Canada ruled that it would not examine questions related to the Canadian Radio-television and Telecommunications Commission's (CRTC) decision to reverse Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 – Final rates for aggregated wholesale high-speed access (HSA) services, which set final rates for facilities-based carriers' wholesale high-speed access, including Rogers' TPIA service.

CRTC Decision on Final Offer Arbitration between Rogers and Quebecor Regarding MVNO Access Rates
On May 28, 2025, the Federal Court of Appeal (FCA) dismissed our appeal of the CRTC's decision to accept Quebecor's offer on the rates we charge Quebecor to provide it with mobile virtual network operator services.

Copyright Retransmission of Distant Signals
On June 20, 2025, the Copyright Board of Canada released its revised Tariff for the Retransmission of Distant TV Signals (2014-2018). The revised Tariff was issued pursuant to the direction of the FCA in its judicial review decision dated May 8, 2025, which set aside the Copyright Board's 2024 redetermination decision. The 2024 Redetermination was released on January 12, 2024, and substantially lowered the tariff rates the Copyright Board had previously approved in 2019. As a result of the revised Tariff, we recognized a $36 million charge, including interest, in "restructuring, acquisition and other" in the second quarter.

CRTC Review of Wholesale Wireline Telecommunications Services
On June 20, 2025, in Telecom Decision CRTC 2025-154, Consolidated applications to review and vary Telecom Regulatory Policy 2024-180, the CRTC declined to vary the final decision made regarding Telecom Regulatory Policy CRTC 2024-180, Competition in Canada's Internet service markets, which mandated Bell, Telus, and SaskTel to provide wholesale access to their FTTH networks by February 13, 2025. Contrary to the request of several applicants including Rogers, the CRTC declined to prohibit each of Bell, Rogers, and Telus from accessing mandated wholesale broadband access anywhere in Canada using any technology ("BRT exclusion"). On August 6, 2025, the federal government declined to alter the CRTC's decision to expand mandatory wholesale access. Several carriers have been granted leave to appeal the CRTC's decision to the FCA.

CRTC Outage Reporting
In February 2023, the CRTC launched a public consultation on how telecommunication service providers should report major service outages to the CRTC and other authorities. At the same time, the CRTC set interim outage reporting requirements that came into effect in March 2023. In September 2025, the CRTC published its final outage reporting requirements, requiring providers to (i) report major service outages to the CRTC and other government authorities (including ISED Canada, federal, provincial, and territorial emergency management organizations, and 911 call centres), (ii) follow specific requirements for major outages affecting 911, wireless public alerting, accessibility and 988 services, and for

Rogers Communications Inc.	31	Third Quarter 2025

outages that isolate small communities, and (iii) provide a comprehensive post-outage report to the CRTC within 30 days of restoring services after a major service outage.

Updates to Risks and Uncertainties

See "Risk Management" and "Regulation in our Industry" in our 2024 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 6, 2025, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

Credit ratings
Changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit to the network transaction or our subordinated notes could result in a downgrade in our credit ratings, decrease our flexibility in responding to changing business and economic conditions, reduce our funds available for other business purposes, or make it more difficult to obtain additional financing or refinance existing financing.

Material Accounting Policies and Estimates

See our 2024 Annual MD&A and our 2024 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2025
We did not adopt any accounting pronouncements or amendments this period.

Recent accounting pronouncements not yet adopted
The IASB has not issued any new or amended accounting pronouncements in 2025.

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three and nine months ended September 30, 2025 and 2024.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties were less than $1 million for the three and nine months ended September 30, 2025 and 2024.

On closing of the Shaw Transaction, we entered into an advisory agreement with Brad Shaw in accordance with the arrangement agreement, pursuant to which he was paid $20 million for a two-year period following closing in exchange for performing certain services related to the transition and integration of Shaw, of which nil and $3 million was recognized in net income and paid during the three and nine months ended September 30, 2025 (2024 - $3 million and $8 million). There are no payments this quarter as the final payment under the agreement was made in the first quarter. We have also entered into certain other transactions with the Shaw Family Group. Total transactions with the Shaw Family Group during the three and nine months ended September 30, 2025 were less than $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million and $9 million of which was paid during the three and nine months ended September 30, 2025. The remaining liability of $85 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Controls and procedures
This year, as we had expected and previously disclosed in our 2024 Annual MD&A, we implemented new supply chain functions in our new enterprise resource planning system. In connection with the implementation, we updated our internal control over financial reporting, as necessary, to accommodate related changes to our business processes and accounting procedures. We will continue to monitor the effectiveness of these processes going forward.

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, our Chief Executive Officer and Chief Financial Officer have limited the scope of their design of our disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies, and procedures of MLSE, which we acquired on July 1, 2025. In our consolidated financial statements for the three months ended September

Rogers Communications Inc.	32	Third Quarter 2025

30, 2025, MLSE contributed approximately $0.1 billion of our consolidated revenue and a net loss of approximately $23 million. Additionally, as at September 30, 2025, MLSE's current assets and current liabilities represented approximately 4% and 34% of our consolidated current assets and current liabilities, respectively, and MLSE's non-current assets and non-current liabilities represented approximately 16% and 7% of our consolidated non-current assets and non-current liabilities, respectively. The design of the disclosure controls and procedures and internal control over financial reporting of MLSE will be completed for the third quarter of 2026.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2024 Annual MD&A.

Seasonal fluctuations in the MLSE business relate to the timing of seasons, primarily the NHL and NBA seasons, whereby regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year).

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2024 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	33	Third Quarter 2025

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful		How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.
Net income (loss)
Adjusted net income attributable to RCI shareholders	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Net (loss) income attributable to RCI shareholders add (deduct) restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; change in fair value of subsidiary equity derivative instruments; depreciation and amortization on fair value increment of Shaw Transaction-related assets; revaluation of subsidiary US dollar-denominated balances; and income tax adjustments on these items, including adjustments as a result of legislative or other tax rate changes.
Net income (loss) attributable to RCI shareholders
Pro forma trailing 12-month adjusted EBITDA	●	To illustrate the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the applicable trailing 12-month period.	Trailing 12-month adjusted EBITDA add MLSE adjusted EBITDA - October 2024 to June 2025	Trailing 12-month adjusted EBITDA

Non-GAAP ratios
Specified financial measure	How it is useful		How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.
Adjusted net income attributable to RCI shareholders
divided by
basic weighted average shares outstanding.

Adjusted net income attributable to RCI shareholders including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.

Pro forma debt leverage ratio	●
We believe this helps investors and analysts analyze our ability to service our debt obligations, with the results of a combined Rogers and MLSE as if the MLSE Transaction had closed at the beginning of the applicable trailing 12-month period.
Adjusted net debt divided by pro forma trailing 12-month adjusted EBITDA

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Rogers Communications Inc.	34	Third Quarter 2025

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the economic impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Changes to specified financial measures
Effective the second quarter of 2025 and as a result of closing the network transaction, we changed our calculation of adjusted net income and adjusted basic and adjusted diluted earnings per share. These changes are reflected in the tables above and the reconciliations below. Our calculation of adjusted net income now removes the impact of changes in the fair value of subsidiary equity derivatives; we believe removing this amount more accurately reflects our ongoing operational results as these derivative instruments economically hedge the foreign exchange impacts of the network transaction but they are not eligible to be accounted for as hedges in accordance with IFRS.

Adjusted basic and adjusted diluted earnings per share are now calculated using our newly introduced non-GAAP measure - adjusted net income attributable to RCI shareholders. This calculation methodology is consistent with the IFRS-defined calculation of earnings per share, which requires the use of "net income attributable to RCI shareholders".

Finally, we have amended our definition of free cash flow to deduct distributions paid to non-controlling interests to reflect the unavailability of this cash flow to repay debt or reinvest in our company.

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Net income	5,808	526	6,236	1,176
Add:
Income tax expense	212	201	485	414
Finance costs	252	568	1,459	1,724
Depreciation and amortization	1,230	1,157	3,580	3,442
EBITDA	7,502	2,452	11,760	6,756
Add (deduct):
Other (income) expense	(5,038)	2	(5,045)	5
Restructuring, acquisition and other	51	91	416	323

Adjusted EBITDA	2,515	2,545	7,131	7,084

Rogers Communications Inc.	35	Third Quarter 2025

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Net income	5,808	526	6,236	1,176
Add (deduct):
Restructuring, acquisition and other	51	91	416	323
Change in fair value of subsidiary equity derivative instruments	(134)	—	(41)	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	210	227	651	689
Gain on repayment of long-term debt	(151)	—	(151)	—
Gain on revaluation of MLSE investment	(5,016)	—	(5,016)	—
Income tax impact of above items	(42)	(82)	(194)	(263)

Adjusted net income	726	762	1,901	1,925

Reconciliation of pro forma trailing 12-month adjusted EBITDA

As at September 30
(In millions of dollars)	2025

Trailing 12-month adjusted EBITDA	9,664
Add (deduct):
MLSE adjusted EBITDA - October 2024 to June 2025	250

Pro forma trailing 12-month adjusted EBITDA	9,914

Reconciliation of adjusted net income attributable to RCI shareholders

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Net income attributable to RCI shareholders	5,754	526	6,191	1,176
Add (deduct):
Restructuring, acquisition and other	51	91	416	323
Change in fair value of subsidiary equity derivative instruments	(134)	—	(41)	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	210	227	651	689
Gain on repayment of long-term debt	(151)	—	(151)	—
Gain on revaluation of MLSE investment	(5,016)	—	(5,016)	—
Revaluation of subsidiary US dollar-denominated balances [1]	68	—	47	—
Income tax impact of above items	(42)	(82)	(194)	(263)

Adjusted net income attributable to RCI shareholders	740	762	1,903	1,925
1    Reflects RCI's share of the impacts of foreign exchange revaluation on US dollar-denominated intercompany balances in BNSI, our non-wholly owned network subsidiary. These impacts are eliminated on consolidation.

Rogers Communications Inc.	36	Third Quarter 2025

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2025	2024	2025	2024

Cash provided by operating activities	1,515	1,893	4,407	4,545
Add (deduct):
Capital expenditures	(964)	(977)	(2,773)	(3,034)
Interest on borrowings, net and capitalized interest	(474)	(497)	(1,456)	(1,495)
Interest paid, net	543	593	1,533	1,622
Restructuring, acquisition and other	51	91	416	323
Program rights amortization	(15)	(13)	(65)	(52)
Change in net operating assets and liabilities	133	(200)	244	209
Distributions paid by subsidiaries to non-controlling interests	14	—	14	—
Other adjustments [1]	26	25	20	49

Free cash flow	829	915	2,340	2,167
1    Consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other investment income from our financial statements.

Rogers Communications Inc.	37	Third Quarter 2025

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2025			2024				2023
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue
Wireless	2,661	2,540	2,544	2,981	2,620	2,466	2,528	2,868
Cable	1,981	1,968	1,935	1,983	1,970	1,964	1,959	1,982
Media	753	757	542	547	597	679	419	475
Corporate items and intercompany eliminations	(47)	(49)	(45)	(30)	(58)	(16)	(5)	10
Total revenue	5,348	5,216	4,976	5,481	5,129	5,093	4,901	5,335
Total service revenue	4,739	4,668	4,447	4,543	4,567	4,599	4,357	4,470

Adjusted EBITDA
Wireless	1,374	1,305	1,311	1,367	1,365	1,296	1,284	1,291
Cable	1,153	1,147	1,108	1,169	1,133	1,116	1,100	1,111
Media	75	8	(63)	55	136	(2)	(101)	4
Corporate items and intercompany eliminations	(87)	(98)	(102)	(58)	(89)	(85)	(69)	(77)
Adjusted EBITDA	2,515	2,362	2,254	2,533	2,545	2,325	2,214	2,329
Deduct (add):
Depreciation and amortization	1,230	1,184	1,166	1,174	1,157	1,136	1,149	1,172
Restructuring, acquisition and other	51	238	127	83	91	90	142	86
Finance costs	252	628	579	571	568	576	580	568
Other (income) expense	(5,038)	(9)	2	(11)	2	(5)	8	(19)
Net income before income tax expense	6,020	321	380	716	727	528	335	522
Income tax expense	212	173	100	158	201	134	79	194
Net income (loss)	5,808	148	280	558	526	394	256	328
Net income (loss) attributable to RCI shareholders	5,754	157	280	558	526	394	256	328

Earnings (loss) per share attributable to RCI shareholders:
Basic	$10.66	$0.29	$0.52	$1.04	$0.99	$0.74	$0.48	$0.62
Diluted	$10.62	$0.29	$0.50	$1.02	$0.98	$0.73	$0.46	$0.62

Net income	5,808	148	280	558	526	394	256	328
Add (deduct):
Restructuring, acquisition and other	51	238	127	83	91	90	142	86
Change in fair value of subsidiary equity derivative instruments	(134)	93	—	—	—	—	—	—
Depreciation and amortization on fair value increment of Shaw Transaction-related assets	210	212	229	228	227	220	242	249
Gain on repayment of long-term debt	(151)	—	—	—	—	—	—	—
Gain on revaluation of MLSE investment	(5,016)	—	—	—	—	—	—	—
Income tax impact of above items	(42)	(59)	(93)	(75)	(82)	(81)	(100)	(85)
Income tax adjustment, tax rate change	—	—	—	—	—	—	—	52
Adjusted net income	726	632	543	794	762	623	540	630
Adjusted net income attributable to RCI shareholders	740	620	543	794	762	623	540	630

Adjusted earnings per share attributable to RCI shareholders:
Basic	$1.37	$1.15	$1.01	$1.48	$1.43	$1.17	$1.02	$1.19
Diluted	$1.37	$1.14	$0.99	$1.46	$1.42	$1.16	$0.99	$1.19

Capital expenditures	964	831	978	1,007	977	999	1,058	946
Cash provided by operating activities	1,515	1,596	1,296	1,135	1,893	1,472	1,180	1,379
Free cash flow	829	925	586	878	915	666	586	823

Rogers Communications Inc.	38	Third Quarter 2025

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Selected Statements of Income data measure:
Revenue	454	—	4,430	4,752	1,430	459	(966)	(82)	5,348	5,129
Net income (loss)	5,807	527	9,369	670	4,762	(82)	(14,130)	(589)	5,808	526
Net income (loss) attributable to RCI shareholders	5,807	527	9,369	670	4,708	(82)	(14,130)	(589)	5,754	526

Nine months ended September 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Selected Statements of Income data measure:
Revenue	454	—	13,092	13,369	3,207	1,999	(1,213)	(245)	15,540	15,123
Net income (loss)	6,236	1,177	10,049	1,859	4,753	88	(14,802)	(1,948)	6,236	1,176
Net income (loss) attributable to RCI shareholders	6,236	1,177	10,049	1,859	4,708	88	(14,802)	(1,948)	6,191	1,176

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Sep. 30 2025	Dec. 31 2024	Sep. 30 2025	Dec. 31 2024	Sep. 30 2025	Dec. 31 2024	Sep. 30 2025	Dec. 31 2024	Sep. 30 2025	Dec. 31 2024
Selected Statements of Financial Position data measure:
Current assets	53,633	52,502	58,792	49,840	11,775	10,750	(114,830)	(104,719)	9,370	8,373
Non-current assets	76,314	65,637	49,598	53,586	42,839	5,807	(88,506)	(61,992)	80,245	63,038
Current liabilities	57,186	57,147	56,399	68,919	13,580	8,809	(112,042)	(122,266)	15,123	12,609
Non-current liabilities	48,665	43,922	8,699	11,962	11,819	2,097	(18,321)	(9,582)	50,862	48,399
1    For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2    Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	39	Third Quarter 2025

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue, both on a consolidated basis and for Media (pro forma including MLSE revenue);
•total service revenue;
•adjusted EBITDA, both on a consolidated basis and for Media (pro forma including MLSE adjusted EBITDA);
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•the use of proceeds from the network transaction;
•our debt leverage ratio and how we intend to manage, that ratio;
•the value of our sports and other media assets;
•our intent to acquire the MLSE non-controlling interest, including the timing of any such acquisition;
•unlocking additional value from our sports and other media assets, including which transaction option(s) may be implemented for that purpose and the related timing; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions, including the effects of inflation;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the assumptions listed under the heading "Key assumptions underlying our full-year 2025 guidance" below.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2025 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were originally provided on January 30, 2025.

Key assumptions underlying our full-year 2025 guidance
Our 2025 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2025:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2024;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•overall wireless market penetration in Canada continues to grow in 2025;
•continued subscriber growth in retail Internet;
•declining Television and Satellite subscribers, including the impact of customers migrating to Rogers Xfinity TV from our legacy Television product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports (including at MLSE) and similar trends in 2025 as in 2024 in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures:
•similar levels of capital investment associated with (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

Rogers Communications Inc.	40	Third Quarter 2025

•we continue to make expenditures related to our Home roadmap in 2025 and we make progress on our service footprint expansion projects;
•a substantial portion of our 2025 US dollar-denominated expenditures is hedged at an average exchange rate of $1.34/US$;
•key interest rates remain relatively stable throughout 2025; and
•we retain our investment-grade credit ratings.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results may differ materially from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control or our current expectations or knowledge, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity, including the potential application of tariffs, trade wars, recessions, or reduced immigration levels;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•we may not proceed with, or complete, any acquisition of the MLSE non-controlling interest or other transaction for the purpose of unlocking additional value from our sports and other media assets, in each case within the anticipated timing or at all, due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations;
•we may not be successful in unlocking additional value from our sports and other media assets;
•anticipated asset sales may not be achieved within the expected timeframes or at all for proceeds in the amount or type expected;
•new interpretations or accounting standards, or changes to existing interpretations and accounting standards, from accounting standards bodies;
•changes to the methodology, criteria, or conclusions used by rating agencies in assessing or assigning equity treatment or equity credit on our subordinated notes or for the network transaction;
•we may use proceeds from the network transaction for different purposes due to alternative opportunities or requirements, general economic and market conditions, or other internal or external considerations; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2024 Annual MD&A.

These risks, uncertainties, and other factors can also affect our objectives, strategies, plans, and intentions. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, plans, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary materially from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2024 Annual MD&A entitled "Regulation in our Industry" and "Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedarplus.ca and sec.gov, respectively. Information on or connected to sedarplus.ca, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	41	Third Quarter 2025